FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                     No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                     No   X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Press release dated August 31, 2005, entitled “Telecom Argentina Announces it Has Paid the APE Consideration and Closed its Debt Restructuring.”

Item 1

FOR IMMEDIATE RELEASE

Market Cap: Pesos 6.8 billion

August 31, 2005

Contacts:

Pablo Caride

Pedro Insussarry

Telecom Argentina

(54-11) 4968-3627/3743

TELECOM ARGENTINA ANNOUNCES

IT HAS PAID THE APE CONSIDERATION

AND CLOSED ITS DEBT RESTRUCTURING

Buenos Aires, August 31, 2005 – Telecom Argentina S.A. (BASE: TECO2, NYSE: TEO) (“Telecom Argentina” or the “Company”) announced today, August 31, 2005 (the “Issuance Date”), that it successfully completed its debt restructuring process by issuing the new Notes and paying the cash consideration in exchange for the Outstanding Debt, in accordance with the terms of the Acuerdo Preventivo Extrajudicial entered into by Telecom Argentina and its financial creditors (the “APE”), resulting in the extinguishment of all Outstanding Debt pursuant to the APE. The Company also made prepayments on the new Notes issued pursuant to the APE, further strengthening its post-restructuring debt profile, as described in more detail below.

“We are very pleased to be concluding the debt restructuring process of Telecom Argentina under an agreement that was endorsed by almost all of our creditors. We greatly appreciate the support received from our creditors throughout the restructuring process. With this restructuring and with cash flow generation of the Company we were able to reduce significantly our level of indebtedness. Moreover, we were able to obtain a conservative profile of maturities and we have considerably improved our credit ratios. We believe that the restructuring will give Telecom Argentina a firm foundation to continue expanding its business in the Argentine telecommunications market,” said Carlos Felices, Chief Executive Officer of Telecom Argentina.

Today, the Company issued to its creditors the Series A and Series B Notes. Telecom Argentina also paid its creditors cash pursuant to the terms of the APE and made certain additional cash payments under the terms of the new Notes. As a result of the payments and prepayments of the new Notes, the principal amortization payments due up to and including October 15, 2007 have been prepaid. These payments and prepayments, which represent 15.2% of the original principal amount of the Series A Notes and 40.0% of the original principal amount of the Series B Notes, have been allocated among the new Notes in accordance with the amortization schedule described in the new Notes.

Payments to the holders of new Notes issued in global form were made through the settlement systems of DTC, Euroclear and Clearstream, as applicable. Payments to holders of new Notes issued in certificated form were made by wire transfer to the accounts of the respective holders.

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Pursuant to the terms of the APE, non-participating creditors are entitled to receive consideration in the form of Series A Notes and cash consideration under Option A. The consideration payable to such holders has been issued and is available for collection by the holders, together with the payments made on the Series A Notes issued to those holders, by following the collection procedures detailed in the restructuring section of the Company’s website.

Set forth below is summary information regarding the consideration paid by the Company on the Issuance Date:

1.	The Company issued Series A Notes in the following currencies and original principal amounts: approximately P$26 million (including CER adjustment), approximately US$105 million, approximately €534 million and approximately ¥12,328 million. Additionally, the Company paid to creditors who received consideration under Option A interest payments for the period January 1, 2004 through August 31, 2005 (based on the nominal amount of Series A Notes) at the following annual rates: 3.23% for Peso Notes, 5.53% for Dollar Notes, 4.83% for Euro Notes and 1.93% for Yen Notes, amounting to a payment of approximately P$1 million, US$10 million, €43 million and ¥396 million, respectively.

2.	The Company issued approximately US$999 million of Series B Notes under Option B. Additionally, the Company paid creditors who received consideration under Option B interest for the period January 1, 2004 through August 31, 2005 (based on the nominal amount of Series B Notes) at an annual rate of 9.00%, amounting to a payment of approximately US$150 million.

3.	The Company paid an aggregate amount equal to US$565 million to creditors who selected or were allocated into Option C. Additionally, the Company paid creditors who received consideration under Option C interest on the Option C for the period January 1, 2004 through August 31, 2005 at an annual rate of 2.28%, amounting to a payment of approximately US$21 million.

4.	The Company made payments of approximately P$4 million, US$416 million, €81 million and ¥1,874 million under the terms of the new Notes issued pursuant to the APE consisting of:

a.	The mandatory principal amortization payments scheduled for October 15, 2004 and April 15, 2005.

b.	The cash amounts reserved but not applied pursuant to Option C under the APE and an additional principal prepayment, that will be applied as a Note Payment and will cover the principal amortization payments under the new Notes up to and including October 15, 2007.

The amount to be issued and the remaining outstanding principal amount of new Notes, after giving effect to the payments and prepayments described above, are detailed in Annex 1.

The interest and principal amortization payments on the new Notes were made in the currency in which each Series is denominated (Pesos, Euros, US Dollars or Yen), except to residents in Argentina, to whom all payments were made in Argentine pesos, at the prevailing Foreign Exchange rates as of the Issuance Date. Payments of Option C cash and interest on Option C cash were made in US Dollars, except to residents in Argentina, to whom payments were made in Argentine Pesos at the prevailing Foreign Exchange rates as of the Issuance Date.

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Set forth in Annex 2 is an analysis of the amounts paid to creditors per 1,000 equivalent of Principal Face Amount of Outstanding Debt.

For additional information please contact:

Telecom Argentina
Pedro Insussarry	(54-11) 4968-3743
Moira Colombo	(54-11) 4968-3627
Gastón Urbina	(54-11) 4968-3628

Morgan Stanley & Co. Incorporated	MBA Banco de Inversiones S.A.
Carlos Medina	Diego Steverlynck
(212) 761-6520	(54-11) 4319-5865

This press release does not constitute an offer to sell or a solicitation of an offer to buy the notes referred to herein. Notes issued outside the United States to non-U.S. persons will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements of the Securities Act. The notes offered to U.S. holders pursuant to the restructuring were offered pursuant to a registration statement filed with the U.S. Securities and Exchange Commission. The notes are being issued by the Company solely in connection with the settlement of its debt restructuring transaction referred to above.

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Telecom Argentina is a company incorporated under the laws of Argentina with its registered office at Alicia Moreau de Justo 50, Piso 10, C1107AAB, Buenos Aires, Argentina. Telecom Argentina is one of Argentina’s largest telecommunications operators. It provides local and long-distance telephony, mobile communications (through its subsidiary Telecom Personal), data and Internet access services in Argentina. It also operates a mobile license in Paraguay through one of its subsidiaries. Telecom Argentina’s common stock is listed on the Buenos Aires Stock Exchange under the ticker “TECO2” and Telecom Argentina’s ADSs are listed on the New York Stock Exchange under the ticker “TEO”.

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Disclaimer: This document may contain statements that could constitute forward-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect Telecom Argentina’s expected results. The risks and uncertainties include, but are not limited to, the risks and uncertainties disclosed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this document. Telecom Argentina undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in Telecom Argentina’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult Telecom Argentina’s annual report on Form 20-F as well as periodic filings submitted on Form 6-K, which are filed with or furnished to the SEC.

(Financial tables follow)

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Annex 1

Payments made and Principal Face Amount of Outstanding Debt at Issuance Date

In million per each currency

Figures are approximate due to rounding

	Option A				Option B
	(In US$ equiv.)	(In €)	(In P$) [1]	(In ¥)	B (In US$ equiv.)
New Notes Issued	105.0	534.0	26.3	12,327.8	999.1
Annual Interest Rate	5.53%	4.83%	3.23%	1.93%	9.00%
Equivalent Rate for Period 1/1/04 through 8/31/05	9.22%	8.03%	5.37%	3.21%	15.00%
Interest Payment	9.7	42.9	1.4	395.7	149.9
Amortization Factor for 10/15/04 through 10/15/07	15.2%	15.2%	15.2%	15.2%	40.0%
Principal Amortizations	15.96	81.17	4.00	1,873.83	399.64
New Notes Outstanding	89.0	452.8	22.3	10,454.0	599.5
Total Cash Received	25.6	124.1	5.4	2,269.5	549.5

Notes:

1.	Principal amount of Notes issued in Pesos are adjusted by CER.
*	Cash consideration paid to Argentine residents will be paid in ARS, calculated using the prevailing exchange rates on the Issuance Date.

Annex 2

Consideration Per 1,000 of Principal Face Amount of Outstanding Debt

	Creditor Election
	Option A				Option B		Option C
					B	C
	(In US$ equiv.)[1]	(In €)	(In P$)	(In ¥)	(In US$ equiv.)[1]	(In US$ equiv.)[1]	(In US$ equiv.)[1]
Principal Face Amount of Outstanding Debt	1,000	1,000	1,000	1,000	1,000		1,000
Adjustment Factor	1.058	1.058	1.058	1.058	1.058		1.058
Principal Face Amount Adjusted of Outstanding Debt	1,058	1,058	1,058	1,058	1,058		1,058
CER Adjustment to ARS			1.6570
Allocation Factor from B to C					37.5%
Amount Allocated from B to C						396.75
Post Allocation Principal Face Amount Adjusted of Outstanding Debt	1,058.00	1,058.00	1,753.12	1,058.00	661.25	396.75	1,058.00
Price of 850 per 1,058 for Option C						80.34%	80.34%
Cash Consideration for Option C						318.75	850.00
Adjustment Factor on Option B					94.5%
New Notes Issued	1,058.00	1,058.00	1,753.12	1,058.00	625.00
Annual Interest Rate	5.53%	4.83%	3.23%	1.93%	9.00%	2.28%	2.28%
Equivalent Rate for Period 1/1/04 through 8/31/05	9.22%	8.03%	5.37%	3.21%	15.00%	3.79%	3.79%
Interest Payment	97.51	84.98	94.17	33.96	93.75	12.09	32.25
Amortization Factor for 10/15/04 through 10/15/07	15.2%	15.2%	15.2%	15.2%	40.0%
Principal Amortizations	160.82	160.82	266.47	160.82	250.00
New Notes Outstanding	897.18	897.18	1,486.65	897.18	375.00
Total Cash Received	258.33	245.80	360.64	194.77	343.75	330.84	882.25

Note:

1.	Calculated using the exchange rates as of the FX Reference Date of August 4, 2004: USD 1.205 per EUR 1.000; ARS 3.021 per USD 1.000 and CER of 1.5083; JPY 111.14 per USD 1.00.
*	Cash consideration paid to Argentine residents will be paid in ARS, calculated using the prevailing exchange rates on the Issuance Date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: September 2, 2005	By:	/s/ Amadeo R. Vázquez
	Name:	Amadeo R. Vázquez
	Title:	President